[Letterhead of Wachtell, Lipton, Rosen & Katz]

April 29, 2020

VIA EDGAR AND EMAIL
Mr. Joshua Shainess
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010
Re:	TEGNA Inc. File No. 001-06961

Dear Mr. Shainess,
On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 28, 2020. For the Staff’s convenience, the text of the Staff’s comments are set forth below in bold, followed by the Company’s responses.
1.
We understand that TEGNA has authorized a third party, Tusk Strategies, Inc., to make certain communications to various media outlets regarding a lawsuit against Standard General. We believe such communications constitute a solicitation within the meaning of Rule 14a-1(l)(1)(iii). In stating this belief, we note that the proxy rules apply to communications that may constitute a step in a chain of communications designed ultimately to result in the procurement, withholding, or revocation of a proxy. Accordingly, please file this communication, and any similar communications made, pursuant to Rule 14a-6(b). Please refer to Question B.14 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations for analogous guidance.

Response: The Staff’s comment refers to a third party consultant’s private communications with one or more members of the press. These communications sought to call a reporter’s attention to events that were a matter of public record—specifically a publicly filed lawsuit alleging non-compliant trading by Section 16 insiders that the plaintiff contends violated securities laws. The Staff’s comment also makes reference to Question B.14 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (“Question B.14 Guidance”) and a “chain of communications” theory of proxy solicitation.

Mr. Joshua Shainess
U.S. Securities and Exchange Commission

We respectfully submit that the referenced communications do not fall within the ambit of Rule 14a-1(l)(1)(iii). That Rule applies to “the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy” (emphasis added). The referenced communications were not made to “security holders” by the Company—they were communications from a third-party consultant to a reporter drawing attention to a filed lawsuit. We note that Standard General L.P. (“Standard General”) has now published such communications, but its decision to do so, for its own purposes, does not transform the communications into Company solicitation materials thereby required to be filed by the Company. The Company has never transmitted these communications to any shareholder or otherwise made these communications public.
The Question B.14 Guidance referenced by the Staff supports the Company’s position that these communications are not proxy solicitation material. The Question B.14 Guidance addresses scenarios in which a party controls or arranges the content or dissemination of a communication. All of the scenarios referenced in the Question B.14 Guidance share this characteristic: paying for publication of an article, placing the article on the party’s own website, or submitting to a press interview with the understanding that it will be published verbatim. In each of these instances, the party to the transaction controls whether a publication will be issued and determines the content of the publication. By contrast, there was no such arrangement or control in the case of the communications addressed by the Staff’s comments. The Company did not control the journalist(s) or the media articles and did not publish, pay for, furnish to securityholders, arrange, disseminate, or excerpt in securityholder communications the media article(s).
That the Company lacks control over the content or dissemination of the articles is made plain by the fact that at least two different journalists treated the supposed communication differently. According to recent proxy solicitation materials filed by a shareholder of the Company,  the third-party consultant communication drawing attention to the lawsuit was sent to a Reuters journalist,1 but that Reuters journalist ultimately determined to write nothing in response. Meanwhile, a different journalist decided to write an article on the Section 16(b) lawsuit. This article seems to reflect that its author likely reviewed the complaint itself, conducted his own background research concerning the plaintiff, reported on other short-swing trading lawsuits filed involving other companies, and reached out to third parties for comment.2 The published story thus presented context and discussion regarding the circumstances that exceeded the scope of the communication sent by the third-party consultant. The journalist himself had (and has) control over his own story—not the Company.

[1]	See materials filed by Standard General with the Commission on Schedule 14A on April 28, 2020.
[2]	Adam Jacobson, Standard General Head Accused Of Insider Trading, Radio + Television Business Report, April 27, 2020 (“Asked for comment, a Standard General spokesperson told RBR+TVBR . . . .”).

Mr. Joshua Shainess
U.S. Securities and Exchange Commission

In addition, and among other things, the Company respectfully submits that the referenced Question B.14 Guidance as well as “chain of communications” theories of solicitation have been traditionally and properly understood to apply to circumstances that would potentially require the filing of the actual published press articles, interviews or advertisements—not private e-mails and communications, such as a third-party consultant’s one-on-one communications with a media outlet bringing attention to a publicly available lawsuit. Extending the filing requirement to such private communications is even more unjustified in situations where the public communication (in this case, the article) is not itself proxy solicitation material that must be filed.
Aside and apart from the requirements of the proxy solicitation rules and interpretations thereof, expanding the “chain of communications” theory of solicitation and the Question B. 14 Guidance to reach non-public discussions or communications with journalists about possible media coverage, including of filed lawsuits, whether done on behalf of or by a soliciting company, a shareholder conducting a proxy solicitation, or third-party agencies, consultancies, or advisors, would raise substantial, unprecedented, and problematic policy and practical concerns.
2.
Notwithstanding your authority to communicate factual information regarding the pending lawsuit to shareholders, we believe that communications made on behalf of TEGNA referring to “alleg[ed] insider trading” may be misleading in light of the fact that the lawsuit alleges violations of Section 16. When you file these materials, please clarify the scope of the lawsuit.

Response: As noted in our response to the Commission’s first comment above, we respectfully disagree that the referenced communication is subject to the proxy solicitation rules. Nor do we believe the communication was misleading.
The communication specifically refers to “a recent lawsuit filed against Standard General and its Chair Soohyung Kim alleging insider trading in connection with Kim’s current proxy fight with Tegna.” This statement does not itself allege that Standard General or Mr. Kim engaged in insider trading. Rather, it merely describes the allegations set forth in the complaint filed against Standard General and Mr. Kim (the “Complaint”). The description is accurate. The very first page of the Complaint, in paragraph 2, alleges that the action is brought under Section 16, which the Complaint describes as the “original and only express ‘insider’ trading provision” of the Securities Exchange Act of 1934, as amended (emphasis added).3 The referenced communication included a link to this publicly available Complaint, which we understand was filed by a shareholder of the Company.

[3]	Complaint at 1, Donna Ann Gabriele Chechele v. Standard General L.P. et al. (SDNY 2020) (No. 20-cv-3177).

Mr. Joshua Shainess
U.S. Securities and Exchange Commission

The Complaint’s description is unsurprising, because Section 16(b) of the Exchange Act prohibits short-swing profiting from trading by corporate insiders. As the Supreme Court has stated when describing the purpose of the statute:
“Congress recognized that insiders may have access to information about their corporations not available to the rest of the investing public. By trading on this information, those persons could reap profits at the expense of less well informed investors. In § 16(b) Congress sought to ‘curb the evils of insider trading [by] . . . taking the profits out of a class of transactions in which the possibility of abuse was believed to be intolerably great.’” Foremost-McKesson, Inc. v. Provident Securities Co., 423 U.S. 232 (1976), at 243 (quoting Reliance Electric. Co. v. Emerson Electric. Co., 404 U.S. 418, at 422 (1972)) (emphasis added).
And it is not just the Supreme Court—virtually every Court of Appeals in the United States has similarly described Section 16(b) litigation as involving “insider trading” claims.4
We also respectfully point out that the full context of the heading in the referenced communication was made abundantly clear in the language appearing right below it. There was absolutely no suggestion of a 10b-5 type insider trading claim (even when describing the Complaint). To the contrary, the rest of the text explained the alleged behavior related to violations of Section 16(b).
Given that the stated Congressional intent of Section 16(b), as recognized by courts across the country, is to address “the evils of insider trading,” the Company believes that the statement in the Communication regarding “alleg[ed] insider trading” in the Complaint is not misleading.
*                          *                          *

[4]
See, e.g., Olagues v. Perceptive Advisors LLC, 902 F.3d 121, 125 (2d Cir. 2018) (“Section 16(b) of the Exchange Act is an insider trading statute that requires statutorily defined corporate insiders to disgorge short swing profits”); Gold v. Sloan, 486 F.2d 340, 350 n.23 (4th Cir. 1973) (quoting authority for proposition that Section 16(b) is a “prophylactic against insider trading”); Petteys v. Butler, 367 F.2d 528, 534 (8th Cir. 1966) (noting that “Section 16(b) was designed to prevent” “unfair insider trading”) (emphasis in all added in bold; internal references and quotations omitted from all).

Mr. Joshua Shainess
U.S. Securities and Exchange Commission

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz Akin Harrison, TEGNA Inc.